SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2007

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X	Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes........................	No........................X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.    ...........................

Stena AB and Consolidated Subsidiaries

On March 23, 2007, we issued a press release announcing a consent solicitation (the “Consent Solicitation”) from holders of our outstanding 7.5% Senior Notes due 2013 and 7% Senior Notes due 2016 (the “Notes”) for amendments that would make the indentures for these notes generally consistent with the indentures relating to the 6.125% Senior Notes due 2017 and the 5.875% Senior Notes due 2019 that Stena issued in February 2007. On April 5, 2007 we issued a press release announcing an extension of the expiration date for the Consent Solicitation for the Notes. The press release announcing the Consent Solicitation is attached hereto as Exhibit 99.1 and the press release announcing the extension of the Consent Solicitation is attached hereto as Exhibit 99.2.

Exhibits

See Exhibit Index following the Signatures page.

Stena AB and Consolidated Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 9, 2007	By:	/s/ Rolf Mählkvist

Name:	Rolf Mählkvist
Title:	Finance Manager

Stena AB and Consolidated Subsidiaries

STENA AB (PUBL)

(THE “REGISTRANT”)

(COMMISSION FILE NO. 33-99284)

EXHIBIT INDEX

TO

FORM 6-K

DATED APRIL 9, 2007

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Press release announcing a Consent Solicitation, dated March 23, 2007	X
99.2	Press release announcing an extension of the Consent Solicitation, dated April 5, 2007	X

Exhibit 99.1

STENA AB (PUBL) ANNOUNCES CONSENT SOLICITATION FOR ITS 7.5% SENIOR NOTES DUE 2013 AND ITS 7.0% SENIOR NOTES DUE 2016

Gothenburg, Sweden – (March 23, 2007) – Stena AB (Publ) today announced that it is soliciting consents from holders of its outstanding 7.5% Senior Notes due 2013 and 7% Senior Notes due 2016 for amendments that would make the indentures for these notes generally consistent with the indentures relating to the 6.125% Senior Notes due 2017 and the 5.875% Senior Notes due 2019 that Stena issued in February 2007. Adoption of the proposed amendments requires the consent of holders of at least a majority of the outstanding principal amount of the 7.5% Senior Notes and the 7.0% Senior Notes. The aggregate outstanding principal amount of the 7.5% Senior Notes due 2013 is $175,000,000 and the aggregate outstanding principal amount of the 7.0% Senior Notes due 2016 is $250,000,000. JPMorgan is acting as solicitation agent for the consent solicitation.

Consent by April 6, 2007 to Receive the Consent Payment

The consent solicitation will expire at 5:00 p.m., New York City time, on April 6, 2007, unless extended (such date and time, as the same may be extended, the “Expiration Time”). Only holders of record of the 7.5% Senior Notes and the 7% Senior Notes as of 5:00 p.m., New York City time, on March 23, 2007, the Record Date, are eligible to deliver consents to the proposed amendments in the consent solicitation.

Consent Payment

The consent payment for the 7.5% Senior Notes and the 7% Senior Notes is $20 in cash per $1,000 principal amount of Senior Notes for which consents are validly delivered. Payment of the consent fee is conditioned upon, among other things, the receipt of the requisite consents for both the 7.5% Senior Notes and the 7% Senior Notes at or prior to the Expiration Time, the effectiveness of the proposed amendments and certain other conditions set forth in the Consent Solicitation Statement dated March 23, 2007.

Consents with respect to the 7.5% Senior Notes and the 7% Senior Notes may not be revoked after 5:00 p.m., New York City time, on the earlier of the effective time of the Supplemental Indenture with respect to such series of Notes or the Expiration Time, unless the Company is required by applicable law to permit withdrawal.

The consent solicitation is being made solely on the terms and subject to the conditions set forth in the Consent Solicitation Statement dated March 23, 2007 and the accompanying Consent Form (together, the “Consent Documents”). The consent solicitation is conditioned on the receipt of the requisite consents for both the 7.5% Senior Notes and the 7.0% Senior Notes on or prior to the Expiration Time and certain other conditions set forth in the Consent Solicitation Statement.

Stena AB and Consolidated Subsidiaries

Copies of the Consent Documents and other related documents may be obtained from MacKenzie Partners, Inc., the Information Agent. Holders of the Notes are urged to review the Consent Documents for the detailed terms of the consent solicitation and the procedures for consenting to the proposed amendments.

This announcement is not a solicitation of consents with respect to any securities.

Stena AB

Stena AB is a holding company for certain of the Sten A. Olsson family businesses. Stena is a leading participant in the worldwide shipping industry and owns and operates one of the world’s largest international passenger and freight ferry services and owns and charters drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. Stena also invests in and manages residential and commercial real estate, principally in Sweden and The Netherlands.

SOURCE: Stena AB

CONTACT: Rolf Mählkvist or Staffan Hultgren, (46) 31 85 50 00; BONDHOLDERS CONTACT - For the Solicitation Agent - JPMorgan, +1-212-270-1477 (collect), 1-800-245-8812 (toll-free); For the Information Agent – MacKenzie Partners, Inc., +1-212-929-5500 (collect), 1-800-322-2885 (toll-free)

Stena AB and Consolidated Subsidiaries

Exhibit 99.2

STENA AB (PUBL) ANNOUNCES EXTENSION OF CONSENT SOLICITATION FOR ITS 7.5% SENIOR NOTES DUE 2013 AND ITS 7.0% SENIOR NOTES DUE 2016

Gothenburg, Sweden – (April 5, 2007) – Stena AB (Publ) today announced that it has extended until 5:00 p.m., New York City time, on Friday, April 20, 2007, its solicitation of consents (the “Consent Solicitation”) from the holders of its outstanding 7.5% Senior Notes due 2013 and 7% Senior Notes due 2016. The Consent Solicitation was originally scheduled to expire at 5:00 p.m., New York City time, on Friday, April 6, 2007. All holders of the notes who have previously delivered consents do not need to redeliver such consents or take any other action in response to this extension.

All other provisions of the Consent Solicitation with respect to the notes as set forth in Stena’s Consent Solicitation Statement dated March 23, 2007, remain applicable. Stena reserves the right to further amend the Consent Solicitation for the notes or further extend the expiration time in its sole discretion.

Stena AB

Stena AB is a holding company for certain of the Sten A. Olsson family businesses. Stena is a leading participant in the worldwide shipping industry and owns and operates one of the world’s largest international passenger and freight ferry services and owns and charters drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. Stena also invests in and manages residential and commercial real estate, principally in Sweden and The Netherlands.

SOURCE: Stena AB

CONTACT: Rolf Mählkvist or Staffan Hultgren, (46) 31 85 50 00; BONDHOLDERS CONTACT - For the Solicitation Agent - JPMorgan, +1-212-270-1477 (collect), 1-800-245-8812 (toll-free); For the Information Agent – MacKenzie Partners, Inc., +1-212-929-5500 (collect), 1-800-322-2885 (toll-free)